Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FILING OF sNDA FOR AGGRASTAT LABEL CHANGE

Also Announces Approval of Grant in Support of Renal Dosing Study

WINNIPEG, CANADA – (January 8, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF.PK), is pleased to announce that a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT®  (tirofiban HCl) has been submitted to the United States Food and Drug Administration (FDA). The Company is also pleased to announce that it will receive up to $200,000 in grant funding from the Province of Manitoba Commercialization Support for Business (CSB) Program to complete a renal study evaluating the AGGRASTAT HDB regimen in patients with impaired kidney function.

The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT. The rationale for the AGGRASTAT HDB regimen is to attain therapeutic platelet inhibition more rapidly than the currently approved dosing regimen (an initial rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min). The efficacy and safety of the HDB regimen has been evaluated in more than 30 clinical studies involving over 9,000 patients and is currently recommended by the ACCF/AHA treatment guidelines.1

The submission was prepared in consultation with the FDA’s Division of Cardiovascular and Renal Drug Products.

Additionally, the Company is conducting a renal dosing study in volunteers receiving the AGGRASTAT 25 mcg/kg bolus dose. The results of this study will be submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function.

Up to $200,000 funding for this study will be provided by the Province of Manitoba’s CSB Program.  This Program assists Manitoba entrepreneurs and businesses seeking to develop and commercialize innovative products and processes, and expand into new markets.

"The sNDA submission is an important part of our clinical and regulatory strategy to improve Aggrastat’s position within the contemporary market,” stated Dawson Reimer, President and COO of Medicure Inc. “The Province of Manitoba’s CSB Program is not only important for Medicure's sNDA but has also been helpful for the local life science community as a whole and we are pleased to be working with them in this way.”

About Aggrastat

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc. Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information.

The AGGRASTAT HDB regimen proposed in the sNDA and as discussed in the ACCF/AHA treatment guidelines has not been approved by the FDA.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information:  Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including but not limited to those about the Company’s ability to obtain approval of the AGGRASTAT high dose bolus dosing regimen or to successfully complete the renal dosing study, the timing of the Company’s sNDA submission, and the timeliness and approvability of such an application by the United States Food and Drug Administration, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.

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12012 ACCF/AHA Focused Update of the Guideline for the Management of Patients With Unstable Angina/ Non–ST-Elevation Myocardial Infarction (Updating the 2007 Guideline and Replacing the 2011 Focused Update).  Jneid H et al. J Am Coll Cardiol 2012;60:645– 81.

2011 ACCF/AHA/SCAI Guideline for Percutaenous Coronary Intervention. Levine GN, et al. Circulation 2012;124:e574-e651.